SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April 2007

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On March 11, 12, 15, 16, 18, 19, 20, 21, 22, 29 and April 1, 2007, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on March 8, 11, 13, 14, 15, 18, 20, 21 22, 27 and 29, 2007, 472,431 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS/$

08/03/07	10,057	34.30
11/03/07	10,000	34.50
11/03/07	10,000	34.55
11/03/07	1,250	34.58
11/03/07	447	34.59
11/03/07	900	34.54
11/03/07	1,000	34.57
11/03/07	2,403	34.60
13/03/07	29,044	33.80
14/03/07	74	33.97
14/03/07	725	33.80
14/03/07	724	33.94
14/03/07	4,960	33.95
14/03/07	308	33.98
14/03/07	60,934	34.00
14/03/07	5,000	8.04	($)
15/03/07	6,422	34.00
15/03/07	400	34.13
15/03/07	9,600	34.15
15/03/07	10,100	34.16
15/03/07	9,900	34.18
15/03/07	10,000	34.20
18/03/07	2,300	34.00
18/03/07	10,500	34.10
18/03/07	7,784	34.20
18/03/07	500	34.25
18/03/07	29,000	34.35
18/03/07	6,216	34.30
18/03/07	1,000	34.40
20/03/07	900	35.59
20/03/07	10,500	35.19
20/03/07	7,000	35.59
20/03/07	6,235	35.15
20/03/07	4,114	35.80
20/03/07	3,000	35.79
20/03/07	2,440	35.50
20/03/07	2,140	35.60
20/03/07	1,900	35.38
20/03/07	1,800	3.547
20/03/07	19,807	35.60
20/03/07	900	35.57
20/03/07	13	35.59

20/03/07	873	35.65
20/03/07	807	35.40
20/03/07	760	35.41
20/03/07	573	35.35
20/03/07	560	35.50
20/03/07	500	35.56
20/03/07	439	35.18
20/03/07	366	35.17
20/03/07	220	35.20
20/03/07	193	35.40
20/03/07	1,500	35.29
21/03/07	824	35.90
21/03/07	10,000	36.00
21/03/07	2,500	35.95
21/03/07	2,458	36.00
21/03/07	2,389	35.93
21/03/07	1,400	35.69
21/03/07	1,400	35.70
21/03/07	1,392	35.90
21/03/07	1,392	35.90
21/03/07	1,392	35.90
21/03/07	1,388	36.00
21/03/07	1,342	36.00
21/03/07	14,920	36.10
21/03/07	1,100	35.89
21/03/07	70	35.50
21/03/07	727	35.70
21/03/07	533	35.91
21/03/07	511	35.88
21/03/07	305	35.89
21/03/07	300	35.94
21/03/07	300	35.68
21/03/07	256	35.90
21/03/07	250	35.88
21/03/07	250	35.98
21/03/07	170	35.69
21/03/07	90	35.90
21/03/07	80	36.08
21/03/07	1,259	35.97
22/03/07	2,999	35.99
22/03/07	500	35.89
22/03/07	200	36.15
22/03/07	400	36.35
22/03/07	409	35.50
22/03/07	500	36.20
22/03/07	2,000	36.01
22/03/07	2,270	35.95
22/03/07	2,900	36.35
22/03/07	100	36.23
22/03/07	3,000	36.40

22/03/07	3,000	36.36
22/03/07	8,000	35.88
22/03/07	11,731	35.90
27/03/07	4,370	36.49
27/03/07	13,284	36.40
27/03/07	10,067	36.35
27/03/07	12,666	36.00
27/03/07	4,939	36.50
27/03/07	2,849	36.23
27/03/07	10,000	36.25
27/03/07	500	36.29
27/03/07	300	36.39
27/03/07	61	36.47
27/03/07	2,800	36.24
29/03/07	61	36.50
29/03/07	7,939	36.99
29/03/07	5,000	37.00
29/03/07	1,500	37.13

After the above mention purchases the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares / (*) Options		Percentage of the company's shares
			Outstanding	Fully diluted

Tao Tsout Ltd.[1]	5,717,416		15.0%	14.9%
Ilan Ben Dov	117,062		0.3%	0.3%
Sunny Electronics Ltd.	4,725,935		12.4%	12.4%
Israel Petrochemical Enterprises Ltd.	19,112,255		50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	40,000	(*)	0%	0.1%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 10,560,413 ordinary shares of the Company, representing 27.7% of the Company’s issued share capital and 27.6% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

April 2, 2007